First American Investment Funds, Inc.
Form N-SAR for Annual Period Ended September 30, 2005

Sub-Item 77C. Submission of matters to a vote of security holders.

At a special meeting of the Shareholders in the Technology Fund (now called the Small-Mid Cap Core Fund) on September 26, 2005, the shareholders voted to approve the following proposal:

Approval of a change in the fund’s policy of concentrating its investments in the technology industry, to a policy of not concentrating its investments in a particular industry.

At the meeting, shareholders approved this proposal as follows:

Shares Voted For  Shares Voted Against   Shares Abstained
4,111,930       370,813        451,816